================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                  (RULE 13e-4)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                               CNET NETWORKS, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

         OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE,
             WITH AN EXERCISE PRICE OF HIGHER THAN $12.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    125945105
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  SHARON LE DUY
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               CNET NETWORKS, INC.
                                235 SECOND STREET
                             SAN FRANCISCO, CA 94105
                                 (415) 344-2513
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
       RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                    COPY TO:
                                KAREN GREENSTEIN
                            ASSISTANT GENERAL COUNSEL
                               CNET NETWORKS, INC.
                               28 EAST 28TH STREET
                               NEW YORK, NY 10016
                                 (646) 472-3827

                                   ----------

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
----------------------                       --------------------
$12,456,634.40                               $1,146.01

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 10,831,586 shares of common stock of CNET Networks, Inc., having an aggregate value of $12,456,634.40 as of June 26, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals the product of .000092 and the transaction value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Filing party: Not applicable.
Form or Registration No.: Not applicable.
Date Filed: Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule 14d-1

         [X] issuer tender offer subject to Rule 13e-4

         [ ] going private transaction subject to Rule 13e-3

         [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

================================================================================

Item 1. Summary Term Sheet

The information set forth in pages 1 to 13 of the Offer to Exchange, dated June 26, 2002 (the "Offer to Exchange"), a copy of which is attached hereto as Exhibit (a) (1), is incorporated herein by reference.

Item 2. Subject Company Information

     (a) The name of the issuer is CNET Networks, Inc. ("CNET" or the "Company"). The address of CNET's principal executive offices is 235 Second Street, San Francisco, California, 94105. The telephone number there is 415-344-2000.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by CNET to exchange all options held by current employees (other than the executive officers of CNET named in the definitive proxy statement for CNET's 2002 annual shareholders meeting) to purchase shares of the Company's Common Stock with an exercise price per share of more $12.00 that are currently outstanding under any of the following stock option plans or arrangements (the "Eligible Options") (all such plans, arrangements and assumptions are sometimes hereinafter referred to collectively as the "Plans"): the Amended and Restated Stock Option Plan, Amended and Restated 1997 Stock Option Plan, 2000 Stock Incentive Plan, 2001 Stock Incentive Plan, Ziff-Davis 1998 Incentive Compensation Plan, mySimon 1998 Stock Option Plan, Apollo Solutions, Inc. 2000 Stock Option Plan, and 1999 Tech Republic Stock Option Plan, for new stock options (the "New Options") to be granted under the Plans to purchase shares of the Company's Common Stock, upon the terms and subject to the conditions described in the Offer to Exchange and the Election Form. Each option holder who chooses to tender any Eligible Options pursuant to the Offer will also be required to tender all options granted to such option holder on or after December 26, 2001, regardless of exercise price and regardless of the option plan under which such options were granted (the "Required Options"). As of June 26, 2002 there were approximately 10,831,586 Eligible Options outstanding.

     (c) CNET's Common Stock is traded on the Nasdaq Stock Market's National Market under the symbol "CNET". The following table sets forth, for the periods indicated, the high and low sales prices for its Common Stock as reported by the Nasdaq Stock Market's National Market:

         2002 Fiscal Year                               High         Low
         Quarter Ended March 31, 2002                 $   9.63     $   4.25

         2001 Fiscal Year
         Quarter Ended December 31, 2001              $  10.00     $   2.94
         Quarter Ended September 30, 2001             $  13.08     $   3.71
         Quarter Ended June 30, 2001                  $  14.40     $   8.81
         Quarter Ended March 31, 2001                 $  19.44     $   7.78

         2000 Fiscal Year
         Quarter Ended December 31, 2000              $  34.00     $  12.75
         Quarter Ended September 30, 2000             $  34.88     $  21.25
         Quarter Ended June 30, 2000                  $  51.56     $  22.50
         Quarter Ended March 31, 2000                 $  75.00     $  45.25

Item 3. Identity and Background of Filing Person

CNET is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The name and address of each executive officer, director and controlling person of CNET is set forth in Schedule B of the Offer to Exchange which is incorporated herein by reference.

Item 4. Terms of the Transaction

     (a) The information set forth in the Offer to Exchange is incorporated herein by reference.

     (b) Neither the directors of the Company nor the senior executive officers of the Company named in the definitive proxy statement for the Company's 2002 annual shareholder meeting are eligible to participate in the exchange. All other officers of the company may elect to participate if they have Eligible Options, on the terms set forth in the Offer to Exchange which is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     Not applicable

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) The purpose of the option exchange is to provide an opportunity to motivate and reward CNET's employees for their role in achieving future growth. By realigning the exercise prices of previously granted stock options with the current market price of CNET's common stock, the program provides a great incentive for employees to create stockholder value. The information set forth in Section 3 "Purpose of this Offer" in the Offer to Exchange is incorporated herein by reference.

     (b) The stock options acquired in the option exchange will be retired by CNET. The information set forth in Section 6 "Acceptance of Options for Exchange and Issuance of New Options" and Section 11 "Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer" of the Offer to Exchange is incorporated herein by reference.

Item 7. Source and Amount of funds or Other Consideration.

     (a) The information set forth in Section 8 "Source and Amount of Consideration; Terms of New Options" in the Offer to Exchange is incorporated herein by reference.

     (b) The information set forth in Schedule A "Conditions to Offer" to the Offer to Exchange is incorporated herein by reference.

     (c)  Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) The information set forth in Section 10 "Interests of Directors and Executive Officers: Transactions and Arrangements Concerning the Current Options and Our Common Stock" in the Offer to Exchange is incorporated herein by reference.

     (b) The information set forth in Section 10 "Interests of Directors and Executive Officers: Transactions and Arrangements Concerning the Current Options and Our Common Stock" in the Offer to Exchange is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a)  Not applicable.

Item 10. Financial Statements.

     (a) The information appearing under Item 8 in CNET's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 is incorporated herein by reference. The Information appearing under Item 1 in CNET's quarterly report, for the fiscal quarter ended March 31, 2002 is incorporated herein by reference.

     (b)  Not applicable.

Item 11. Additional Information.

     (a) The information appearing under Section 12 "Legal Matters; Regulatory Approvals" of the Option to Exchange is incorporated herein by reference

     (b) The information appearing under Section 22 "Additional Information" is incorporated herein by reference.

Item 12. Exhibits

          (a)(1)(i) Offer to Exchange Certain Outstanding Options dated June 26, 2002.

          (a)(1)(ii) E-mail Communication to CNET Employees from Doug Woodrum, dated May 5, 2002.

          (a)(1)(iii) Election Concerning Exchange of Stock Options Form.

          (a)(1)(iv) Notice of Election to Withdraw Options.

          (a)(1)(v) Form of Rights Letter.

          (a)(1)(vi) Form of E-mail Communication to Rejected Tendering Option Holders

          (a)(1)(vii) CNET Networks, Inc. Annual Report on Form 10-K for the period ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference, as amended on Form 10-K/A, filed with the Securities and Exchange Commission on April 30, 2002 and incorporated herein by reference.

          (a)(1)(viii) CNET Networks, Inc.'s Quarterly Report on Form 10-Q for the period ended March 31, 2002. Filed with the Securities and Exchange Commission on May 7, 2002 and incorporated herein by reference.

          (a)(1)(ix) CNET Networks, Inc.'s definitive Proxy Statement for our 2002 Annual Meeting of Stockholders, filed with the SEC on May 2, 2002 and incorporated herein by reference.

          (a)(1)(x) Instructions regarding participation in the option exchange program posted on CNET's intranet.

          (a)(2) Not applicable.

          (a)(3) Not applicable.

          (a)(4) Not applicable.

          (a)(5) CNET Networks, Inc.'s current report filed on Form 8-K with regard to shareholder approval of the stock option exchange plan, filed with the SEC on June 12, 2002 and incorporated herein by reference

          (b) Not applicable.

          (d)(1) Certificate of Amendment of Certificate of Incorporation of CNET Networks, Inc., incorporated by reference from a previously filed exhibit to CNET Networks, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference.

          (d)(2) Amended and Restated Certificate of Incorporation of CNET Networks, Inc., incorporated by reference from a previously filed exhibit to CNET Network, Inc.'s Registration Statement on Form SB-2, registration no.333- 4752-LA.) and incorporated herein by reference.

          (d)(2) Amended and Restated Bylaws of CNET Incorporated by reference from a previously filed exhibit to CNET's Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

          (d)(3) 2001 CNET Networks, Inc. Stock Option Plan. Filed as Exhibit
          4.1 to CNET Network, Inc.'s Form S-8 (File No. 333-85374), filed with the SEC on April 2, 2002 and incorporated herein by reference.

          (d)(4) TechRepublic, Inc. 1999 Stock Option Plan. Filed as Exhibit 4.1 to CNET Network, Inc.'s Form S-8 (File No. 333-65224), filed with the SEC on July 17, 2001 and incorporated herein by reference.

          (d)(5) 2000 CNET Networks, Inc. Stock Incentive Plan. Filed as Exhibit
          4.2 to CNET Network, Inc.'s Form S-8 (File No. 333-58724), filed with the SEC on April 11, 2001 and incorporated herein by reference.

          (d)(6) Ziff-Davis Inc. 1998 Incentive Compensation Plan. Filed as
          Exhibit 4.3 to CNET Network, Inc.'s Form S-8 (File No. 333-58724), filed with the SEC on April 11, 2001 and incorporated herein by reference.

          (d)(7) Apollo Solutions, Inc. 2000 Stock Option Plan. Filed as Exhibit
          4.4 to CNET Network, Inc.'s Form S-8 (File No. 333-58724), filed with the SEC on April 11, 2001 and incorporated herein by reference.

          (d)(8) mySimon Inc. 1998 Amended and Restated Stock Option Plan. Filed as Exhibit 4.3 to CNET Network, Inc.'s Form S-8 (File No. 333-35458), filed with the SEC on April 24, 2000 and incorporated herein by reference.

          (d)(9) CNET, Inc. 1997 Stock Option Plan. Filed as Exhibit A to CNET Networks, Inc.'s definitive Proxy Statement for our 1997 Annual Meeting of Stockholders, filed with the SEC on April 28, 1997 and incorporated herein by reference.

          (d)(10) CNET, Inc. Employee Stock Option Plan. Filed as Exhibit 10.1 of the Company's Registration Statement on Form SB-2 (Registration No. 333-4752-LA), filed with the SEC on July 2, 1996.

          (d)(11) Form of 2000 Stock Incentive Plan Non-Qualified Stock Option Agreement.

          (d)(12) Form of 1998 Ziff Davis Incentive Plan Non-Qualified Stock Option Agreement.

          (d)(13) Form of 2001 Stock Incentive Plan Non-Qualified Stock Option Agreement.

          (g) Not applicable.

          (h) Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2002

                           CNET NETWORKS, INC.

                           By: /s/ Sharon Le Duy
                               ---------------------------------------------
                           Name: Sharon Le Duy
                           Title: Senior Vice President, General Counsel and
                                  Secretary

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

  (a)(1)(i)              Offer to Exchange Certain Outstanding Options dated
                         June 13, 2002.

  (a)(1)(ii)             E-mail Communication to CNET Employees from Doug
                         Woodrum, dated May 5, 2002.

  (a)(1)(iii)            Election Concerning Exchange of Stock Options Form.

  (a)(1)(iv)             Notice of Election to Withdraw Options.

  (a)(1)(v)              Form of Rights Letter.

  (a)(1)(vi)             Form of E-mail Communication to Rejected Tendering
                         Option Holders

  (a)(1)(vii) CNET Networks, Inc. Annual Report on Form 10-K for the period ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference, as amended on Form
                         10-K/A, filed with the Securities and Exchange
                         Commission on April 30, 2002 and incorporated herein by reference.

  (a)(1)(viii)           CNET Networks, Inc.'s Quarterly Report on Form 10-Q for
                         the period ended March 31, 2002. Filed with the
                         Securities and Exchange Commission on May 7, 2002 and
                         incorporated herein by reference.

  (a)(1)(ix) CNET Networks, Inc.'s definitive Proxy Statement for our 2002 Annual Meeting of Stockholders, filed with the SEC on May 2, 2002 and incorporated herein by reference.

 (a)(1)(x) Instructions regarding participation in the option exchange program posted on CNET's intranet.

  (a)(2)                 Not applicable.

  (a)(3)                 Not applicable.

  (a)(4)                 Not applicable.

  (a)(5) CNET Networks, Inc.'s current report filed on Form 8-K with regard to shareholder approval of the stock option exchange plan, filed with the SEC on June 12, 2002 and incorporated herein by reference

  (b)                    Not applicable.

  (d)(1)                 Certificate of Amendment of Certificate of
                         Incorporation of CNET Networks, Inc., incorporated by reference from a previously filed exhibit to CNET
                         Networks, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference.


  (d)(2)                 Amended and Restated Certificate of Incorporation of
                         CNET Networks, Inc., incorporated by reference from a previously filed exhibit to CNET Network, Inc.'s
                         Registration Statement on Form SB-2, registration no.333- 4752-LA.) and incorporated herein by reference.

  (d)(2) Amended and Restated Bylaws of CNET Incorporated by reference from a previously filed exhibit to CNET's
                         Annual Report on Form 10-K for the year ended December
                         31, 1999 and incorporated herein by reference.

  (d)(3)                 2001 CNET Networks, Inc. Stock Option Plan. Filed as
                         Exhibit 4.1 to CNET Network, Inc.'s Form S-8 (File No.
                         333-85374), filed with the SEC on April 2, 2002 and incorporated herein by reference.

  (d)(4)                 TechRepublic, Inc. 1999 Stock Option Plan. Filed as
                         Exhibit 4.1 to CNET Network, Inc.'s Form S-8 (File No.
                         333-65224), filed with the SEC on July 17, 2001 and incorporated herein by reference.

  (d)(5)                 2000 CNET Networks, Inc. Stock Incentive Plan. Filed as
                         Exhibit 4.2 to CNET Network, Inc.'s Form S-8 (File No.
                         333-58724), filed with the SEC on April 11, 2001 and incorporated herein by reference.

  (d)(6) Ziff-Davis Inc. 1998 Incentive Compensation Plan. Filed as Exhibit 4.3 to CNET Network, Inc.'s Form S-8 (File
                         No. 333-58724), filed with the SEC on April 11, 2001 and incorporated herein by reference.

  (d)(7)                 Apollo Solutions, Inc. 2000 Stock Option Plan. Filed as
                         Exhibit 4.4 to CNET Network, Inc.'s Form S-8 (File No.
                         333-58724), filed with the SEC on April 11, 2001 and incorporated herein by reference.

  (d)(8)                 mySimon Inc. 1998 Amended and Restated Stock Option
                         Plan. Filed as Exhibit 4.3 to CNET Network, Inc.'s Form
                         S-8 (File No. 333-35458), filed with the SEC on April
                         24, 2000 and incorporated herein by reference.

  (d)(9) CNET, Inc. 1997 Stock Option Plan. Filed as Exhibit A to CNET Networks, Inc.'s definitive Proxy Statement for our 1997 Annual Meeting of Stockholders, filed with the SEC on April 28, 1997 and incorporated herein by reference.

  (d)(10)                CNET, Inc. Employee Stock Option Plan. Filed as Exhibit
                         10.1 of the Company's Registration Statement on Form
                         SB-2 (Registration No. 333-4752-LA), filed with the SEC on July 2, 1996.

  (d)(11)                Form of 2000 Stock Incentive Plan Non-Qualified Stock
                         Option Agreement.

  (d)(12)                Form of 1998 Ziff Davis Incentive Plan Non-Qualified
                         Stock Option Agreement.

  (d)(13)                Form of 2001 Stock Incentive Plan Non-Qualified Stock
                         Option Agreement.